Exhibit 99.1

BioNTech Announces ADS Repurchase Program

MAINZ, GERMANY, MARCH 31, 2022 — “BioNTech” or the “Company”) today announced that it has entered into a share repurchase program (the “Program”), pursuant to which the Company may purchase American depositary shares (ADSs) in the amount of up to $1.5 billion over the next two years. BioNTech expects to use all or a portion of the ADSs to satisfy upcoming settlement obligations under the Company’s share-based payment arrangements.

“We would like our shareholders to participate in our strong 2021 performance through a repurchase program of BioNTech shares. This is in line with our capital allocation strategy and our aim to continue to drive shareholder value,” said Jens Holstein, CFO of BioNTech.

The timing and total amount of ADS repurchases will depend upon market conditions and may be made in open market purchases from time to time.

The Program has been designed to operate within the safe harbor provided by Rule 10b-18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the affirmative defense provided by Rule 10b5-1 of the Exchange Act.

About BioNTech
Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

BioNTech Forward-looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “outlook” and similar expressions are used to identify these forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company’s intent to repurchase, from time to time, the Company’s ADSs. These statements are based on management’s current expectations and beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements in this press release due to, among other factors, changes in the market price of the Company’s stock, general market conditions and applicable securities laws, as well as the risks, uncertainties and other factors described in the Company’s filings with the Securities and Exchange Commission. The “forward-looking statements” included in this press release are made only as of the date of this release. We do not have and do not undertake any obligation to publicly update any “forward-looking statements” to reflect subsequent events or circumstances, and we expressly disclaim any such obligation, except as required by law or regulation.

CONTACTS

BioNTech Contacts:
Media Relations
Jasmina Alatovic
+49 (0)6131 9084 1513
Media@biontech.de

Investor Relations
Sylke Maas, Ph.D.
+49 (0)6131 9084 1074
Investors@biontech.de

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